                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                              LINDBERG CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  5351 71 102
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                                 (CUSIP Number)


                                   Ira Sochet
                       9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 15, 1997
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            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                             THERE ARE NO EXHIBITS


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CUSIP No.  5351 71 102


1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ira Sochet

2. Check the Appropriate Box if a Member of a Group
         (a)                   (b)
            ------------------    -------------------------------------------

3. SEC Use Only
               --------------------------------------------------------------

4. Source of Funds   PF, OO
                  -----------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
               --------------------------------------------------------------
6. Citizenship or Place of Organization   United States
                                        ------------------------------

Number of            7.  Sole Voting Power          647,500
Shares                                       ----------------------
Beneficially         8.  Shared Voting Power          -0-
Owned by Each                                --------------------
Reporting            9.  Sole Dispositive Power     647,500
Person With                                      -----------------
                    10.  Shared Dispositive Power    -0-
                                                   -------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                              547,500
    ---------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares
    ---------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)    13.5%
                                                       -------------------
14. Type of Reporting Person               IN
                             ---------------------------------------------



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     This amendment to Schedule 13D (the "Amendment") is filed as the fourth amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on May 15, 1997, the Reporting Person beneficially owned an aggregate of 647,500 shares of Common Stock, which constituted approximately 13.5 percent of the 4,807,216 shares of Common Stock outstanding on May 9, 1997, as reported in the Issuer's Current Report on Form 10-Q for the quarter ended May 15, 1997.

     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.


                                                         Approximate Price
                                Number of                    Per Share
           Date              Shares Purchased          (including commissions)
           ----              ----------------          -----------------------
         05/14/97               100,000                        $8 9/16


     (d)  Not applicable.

     (e)  Not applicable.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 19, 1997                                  /s/ IRA SOCHET
                                              ---------------------------------
                                                         Ira Sochet




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